EXHIBIT II.1

COMPANY AGREEMENT

Microsoft Corporation

and

Navision a/s

7 May 2002

I N D E X

INDEX OF SCHEDULES

Schedule	2: Definitions

Schedule	4: Representations of Navision

Schedule	5: Navision Group Chart

(1)	Microsoft Corporation, a Washington, USA corporation (“Microsoft”),

on the one side,

and

(2)	Navision a/s, a Danish company with CVR number 76 24 72 18 (“Navision”) represented by its Board of Directors,

on the other side,

Microsoft and Navision collectively referred to as the “Parties” and individually a “Party”,

have today—

considering

that	Navision is engaged in the development, marketing and sale of integrated business solutions—the “Business”;

that	certain shareholders of Navision have today entered into a Conditional Share Purchase Agreement with Microsoft;

that	Navision and Microsoft wish to cooperate with respect to the Offer and certain other matters; and

that	simultaneously with the execution of this Agreement, certain founders and managers have executed and delivered Service Agreements to Microsoft;

entered into this

COMPANY	AGREEMENT (the “Agreement”)

1.	Announcement of the Offer

1.1
Immediately upon signing this Agreement, the Parties shall announce that Microsoft and certain shareholders of Navision have entered into the Conditional Share Purchase Agreement and that Microsoft shall make the Offer. The announcement shall be made in the form of a stock exchange announcement and a subsequent press release. The stock exchange announcement and the press release are set out in Schedule 1 hereto. The general terms of the Offer are set out in Schedule 2 hereto. The Parties shall coordinate with each other the release of the stock exchange announcements to the relevant stock exchanges.

1.2
Upon publication of the Offer by Microsoft, the Board of Directors of Navision will pursuant to Section 7 in the Executive Order No. 827 of 10 November 1999 (“Order No. 827”) issued by the Danish Securities Council (in Danish: Fondsrådet), issue a statement substantially in the form as set out in Schedule 3 hereto. Navision agrees and acknowledges that Microsoft’s obligation to make the Offer pursuant to Clause 1.1 shall be fulfilled and fully discharged if the Offer is made by means of the Offer Document.

1.3
Microsoft and Navision shall consult with each other before issuing any public statement with respect to the transactions contemplated by this Agreement, and neither Party shall issue any such public statement prior to providing the other Party the opportunity to review, comment upon and concur with and use reasonable best efforts to agree on, any such public statement, and to coordinate the timing of the release of any public statements, except as either Party may determine is required by applicable law, court process or by obligations pursuant to any rules and regulations of any stock exchange.

1.4
The Board of Directors of Navision have unanimously decided to enter into this Agreement and to recommend the Offer to the shareholders of Navision. Such recommendation shall be maintained and shall not be withdrawn or modified in any negative way, except as set out in this Agreement.

1.5	The Parties shall use their best endeavours to further completion of the Offer including the fulfilment of the conditions of the Offer.

2.	Waiver of conditions—Extension of Offer period

2.1
If a situation arises which requires considerations in respect of waiving a condition for the Offer or extending the Offer period, Microsoft shall discuss in good faith with Navision how to proceed. Any decision to waive one or more Offer Conditions or to extend the Offer period shall, after good faith discussions with Navision, be at the discretion of Microsoft.

3.	Mandatory bid—Compulsory acquisition

3.1
When the Offer is completed, Microsoft shall make a mandatory public offer to the remaining shareholders of Navision in accordance with the requirements of the Danish Act on Securities Trading (in Danish: Værdipapirhandelsloven) and Order No. 827. As soon as practicable thereafter and after having obtained more than 90% of the Share Capital (as defined in Clause 2.2 of Schedule 2), Microsoft shall initiate and complete a procedure for compulsory acquisition of the remaining shares in Navision.

4.	Representations of Navision

4.1
In connection with this Agreement, and except as set forth in the Disclosure Letter delivered by Navision to Microsoft simultaneously herewith, Navision provides to Microsoft the representations set out in Schedule 4 hereto.

4.2	The representations set out in Schedule 4 hereto shall terminate and be of no further effect following the Closing Date as set out in Schedule 2 hereto.

4.3
The individual members of the Board of Directors shall have no liability towards Microsoft for any breach by Navision of the representations set out in Schedule 4 hereto, provided that members of the Board of Directors who are also Sellers under the Conditional Share Purchase Agreement will have liability as described in that agreement.

5.	Covenants of Navision

Navision undertakes the following covenants to Microsoft, which shall apply during the term of this Agreement:

5.1	Except as required by law or as disclosed in the Disclosure Letter, Navision shall, and shall cause its Subsidiaries (as defined in Schedule 5 hereto), to

(i)
conduct their respective businesses in the ordinary course consistent with past practice and in accordance with plans and programs decided on or publicly announced before the date of this Agreement, and

(ii)
use all reasonable efforts to preserve intact their assets, business and financial position, business organisations and relationships with third parties and to keep available the services of their present management and key employees.

5.2
Except as required by law or disclosed in the Disclosure Letter, without the prior written consent of Microsoft (which consent will not be unreasonably withheld or delayed), Navision shall not, and shall cause its Subsidiaries not to:

5.2.1	adopt or propose any amendment to its Articles of Association or other similar corporate organisational documents, other than non-material amendments to the Articles of the Subsidiaries;

5.2.2
(i) declare, set aside or pay any dividend or other distribution with respect to any of its shares, except for cash dividends or distributions by a Subsidiary to its parent, (ii) split, combine or reclassify any of its shares, or (iii) issue or authorize the issuance of any securities in respect of, in lieu of or in substitution for shares, except for the issuance of shares upon the exercise of stock options or warrants outstanding as of the date hereof, provided that such issuance is made in accordance with the terms of such option or warrant in effect on the date of this Agreement;

5.2.3
repurchase, redeem or otherwise acquire or dispose of any shares or other equity or equity equivalent securities or other ownership interests in Navision or its Subsidiaries other than pursuant to stock option or warrant programs in effect on the date of this Agreement;

5.2.4	issue, deliver, sell, pledge or otherwise encumber any shares in Navision or any securities convertible into, or any rights, warrants or options to acquire, any such shares;

5.2.5
sell, lease or otherwise surrender, relinquish or dispose of any assets or property, other than in the ordinary course of business and with a value of maximum DKK 500,000 and in the aggregate maximum DKK 1 million;

5.2.6	take any action that would knowingly cause any of the representations set forth in Schedule 4 to this Agreement to be untrue or incorrect in any material respect;

5.2.7
terminate any manager or employee material to the operation of the Business, other than in case of gross misconduct by such manager or employee; grant any severance or termination pay to any manager or director except in the ordinary course of business;

5.2.8	transfer to any person or entity any rights to Navision Intellectual Property except in the ordinary course of business;

5.2.9
enter into any exclusive agreements granting any rights, or grant any exclusive licenses or licenses with a duration into perpetuity with respect to Navision Intellectual Property, or grant any non-exclusive licenses other than in the ordinary course of business;

5.2.10
commence any (i) lawsuits other than debt collection in the ordinary course of business or (ii) other lawsuits related to the ordinary course of business of value above DKK 500,000 and in the aggregate above DKK 1 million;

5.2.11
acquire, merge with or purchase the business assets of any other company or make any investment material to Navision or its Subsidiaries, except purchase or other acquiring of additional shares in any Subsidiary and purchase or other acquiring of ownership interests in businesses in any planned or ongoing acquisitions at the date hereof;

5.2.12
enter into any transaction, make any change or take or omit any action which is (i) beyond the ordinary course of operating the Business as hitherto operated, and (ii) material in the context of the execution of the Offer;

5.2.13	incur any indebtedness to third parties except in the ordinary course of business and of no more than DKK 1 million and in the aggregate DKK 2 million; or

5.2.14	communicate with employees in any manner reasonably likely to encourage their resignation following the Closing Date.

5.3
Except as required by applicable laws or applicable stock exchange rules and regulations, Navision and its Subsidiaries shall not and shall use its best efforts to procure that its directors and officers, employees, agents or advisers or other representatives shall not directly or indirectly

(i)	solicit, initiate, facilitate or encourage (including by way of furnishing information) any Acquisition Proposal, or

(ii)	participate in any discussions or negotiations regarding any Acquisition Proposal.

The term “Acquisition Proposal” means any bona fide inquiry, proposal or offer from any person relating to any (i) tender or exchange offer involving shares in Navision or other acquisition of shares in Navision, (ii) merger, consolidation or other business combination involving Navision and its Subsidiaries, (iii) direct or indirect acquisition or purchase of a business that constitutes a substantial part of the assets of Navision, (iv) recapitalization or restructuring of Navision and its Subsidiaries or (v) other transactions similar to any of the foregoing with respect to Navision or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

The term “Superior Proposal” means any written Acquisition Proposal on terms that the Board of Directors of Navision determines in its good faith judgment (after receiving the written advice of its financial and legal advisers) to be a superior alternative to Navision’s shareholders, including from a financial point of view, when compared as a whole with the Offer and for which financing, to the extent required, is then committed.

5.4
Navision shall notify Microsoft of any Acquisition Proposal (including, without limitations, the material terms and conditions thereof and the identity of the person making it) promptly after it becomes aware thereof or has reason to believe that a third party is contemplating any Acquisition Proposal. Navision shall thereafter inform Microsoft of any proposed changes to the material terms and conditions of such Acquisition Proposal.

5.5	Except as set forth in this Agreement the Board of Directors of Navision shall not

(i)	approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or

(ii)	cause Navision to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal.

In the event a third party makes any Acquisition Proposal, the Board of Directors of Navision shall keep Microsoft fully informed and shall consult with Microsoft as to its considerations. If, after such      consultations, after due consideration and after having evaluated the Acquisition Proposal against the Offer and having obtained appropriate advice thereon, the Board of Directors determines that the Acquisition Proposal is a Superior Proposal and the Board of Directors considers in good faith that it cannot reasonably maintain its recommendation of the Offer, Navision shall inform Microsoft accordingly in writing at least five (5) business days prior to the day on which the Board of Directors of Navision is expected to make a decision with respect to the matter and Navision and its Board of Directors shall further consult with Microsoft in due time before any final decision is made.

After satisfaction of the requirements of the preceding paragraph, (i) the Board of Directors may notify Navision’s shareholders that Navision has received an Acquisition Proposal and inform Navision’s shareholders as to the advantages and disadvantages of any such Acquisition Proposal, if the Board of Directors in good faith determines that a failure to do so would result in a breach of its fiduciary duties to Navision’s shareholders under applicable law, and (ii) the Board of Directors may—if the Acquisition Proposal is a Superior Proposal, and subject to this Clause 5.5, last paragraph—change its recommendation, if the Board of Directors in good faith determines that a failure to do so would result in a breach of its fiduciary duties to Navision’s shareholders under applicable law.

Navision shall not make any public statement as to the position or opinion of the Board of Directors in respect of any Acquisition Proposal or the possible impact of a Acquisition Proposal on the Navision Board of Directors’ recommendation of the Offer, until the notice period provided for in this Clause 5.5 has expired.

If, following an Acquisition Proposal, Microsoft decides to increase the consideration given under the Offer so that the price matches or exceeds the price in the Acquisition Proposal, the Board of Directors of Navision shall, subject to its fiduciary duties, recommend such increased Offer to the shareholders of Navision. Such recommendation shall be maintained and not be withdrawn or modified in any negative way, except in the case of a new Acquisition Proposal, subject to this Clause 5.5.

5.6
As reasonably requested by Microsoft, Navision shall (i) tender Navision Shares it owns and (ii) assist Microsoft in presentations to and discussions with Navision’s shareholders in order to gain the largest possible acceptance of the Offer and, except to the extent prohibited by applicable law and applicable stock exchange rules, in obtaining shareholder lists and other information about shareholders as required in connection with the Offer.

5.7
Navision shall not, and shall procure that its Subsidiaries shall, not, without the prior consent of Microsoft, take any action or make any concession which shall have the effect of modifying the terms of existing Navision incentive schemes, including any acceleration of their terms of exercise. Subject to completion of the Offer, Navision shall cooperate with Microsoft to review, plan and prepare the incentive scheme for Navision employees that will apply following the Closing Date.

5.8
Navision shall cooperate and assist Microsoft in preparing and submitting any notification or application under the local law of any jurisdiction where such notification or application is necessary for or, in Microsoft’s reasonable opinion, desirable in connection with the Offer and the completion thereof. At the request (subject to reasonable notice) of Microsoft, appropriate representatives of Navision shall participate in meetings with regulatory authorities whose approval or consent is required or deemed desirable by Microsoft, in connection with the Offer.

5.9
To the extent reasonably required by the transaction structure, the Parties shall cooperate in applying to the Danish Customs and Tax Administration (in Danish Told & Skattestyrelsen) for a capital gains tax exemption pursuant to Section 13 of the Danish Act on Capital Gains on Shares (in Danish: Aktieavancebeskatningsloven) with respect to any exchange of shares in Navision pursuant to any voluntary or mandatory public Offer.

5.10
Subject to appropriate restrictions on access to information which Navision determines in good faith to be proprietary or competitively sensitive, Navision shall, subject to applicable law and applicable stock exchange rules and regulations, afford Microsoft and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to Closing to (i) all of its and its Subsidiaries’ properties, books, contracts, commitments and records, and (ii) all other information concerning the business, properties and personnel of Navision and the Subsidiaries, as Microsoft may reasonably request to complete the transaction, complete regulatory filings, confirm compliance with the covenants and representations in this Agreement and prepare for an orderly transition to operations after the Closing Date. Subject to applicable law and applicable stock exchange rules and regulations, Navision agrees to provide to Microsoft and its accountants, counsel and representatives copies of internal financial statements promptly upon the request therefore. If Microsoft makes a request which involves a visit by Microsoft employees or representatives to Navision or a Navision Subsidiary, Microsoft shall (unless waived by Navision) (i) provide Navision with at least 3 days advance notice of the visit, (ii) if Navision finds necessary, allow appropriate Navision employees or representatives to accompany Microsoft employees and representatives during such visit as appropriate with respect to the purpose of the visit, and (iii) consult with Navision regarding the number of Microsoft employees reasonable with respect to the purpose of the visit and the inconvenience to Navision or the Subsidiary anticipated to accommodate the visit. No information or knowledge obtained in any investigations pursuant to this Clause 5.10 shall affect or be deemed to modify any representation contained herein or the conditions to the obligations of the Parties to consummate this transaction. Navision and Microsoft agree that the Non-Disclosure Agreement, dated 31 August 2001 as amended by the Amendment Agreement to the Non-Disclosure Agreement dated 25 February 2002 (the “Confidentiality Agreement”), between Navision and Microsoft shall continue in full force and effect and shall be applicable to all Evaluation Material (as defined in the Confidentiality Agreement) received pursuant to this Agreement.

6.	Covenants of Microsoft

6.1
Subject to completion of the Offer, Microsoft shall cause Navision to maintain in effect for a period of 3 years from the Closing Date the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Navision (provided that Microsoft may substitute therefore policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the date of completion of the Offer. In no event, however, shall Microsoft be required to spend in any one year an amount in excess of DKK 285,000 for the annual premiums for such insurance. If the annual premiums of such insurance coverage exceed such amount, Microsoft shall be obligated to obtain a policy with the largest coverage available for a cost not exceeding such amount.

7.	Term

7.1
This Agreement enters into force on the date hereof and shall remain in force until either (i) the Closing Date has occurred and Microsoft has been registered as the owner of the shares acquired pursuant to the Offer or (ii) Microsoft’s obligation to submit the Offer is terminated, or (iii) this Agreement is terminated under Clause 4.1 of Schedule 2. Clauses 8, 9, 10 and 11 shall survive termination of this Agreement and shall remain in force. The effect of Termination of the Offer and this Agreement is further described in Clause 4.2 of Schedule 2.

8.	Notices and Amendments

8.1	Any communication or notice made hereunder shall be given by letter or by facsimile

to Navision:	Navision a/s
Frydenlunds Allé 6
DK—2950 Vedbæk
Denmark
Attention: Ms. Marianne Wier

with a copy to:	Kromann Reumert
Sundkrogsgade 5
DK-2100 Copenhagen ø
Denmark
Attention: Mr Henrik Møgelmose

to Microsoft:	Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399
USA
Attention: Corporate Development

with a copy to:	Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399
USA
Attention: Law and Corporate Affairs

or to such other person and address which either Party may in writing notify to the other Party.

8.2	Amendments and additions to this Agreement shall be made in writing and shall be signed by the Parties in order to be valid.

9.	Costs and Expenses

9.1
Except as otherwise provided herein, all costs, fees and expenses incurred in connection with this Agreement and the other transactions contemplated hereby shall be borne by the Party incurring such fees or expenses.

10.	Governing Law

10.1
This Agreement shall be governed by the laws of the Kingdom of Denmark without regard to the principles of conflicts of laws thereof, if such principles would result in the Agreement being governed by other laws than the laws of the laws of the Kingdom of Denmark.

11.	Arbitration

11.1
Any disputes, controversies or disagreements arising out of or in connection with this Agreement including any question regarding the understanding of or the extent or scope of this Agreement, which cannot be settled amicably between the Parties, cannot be brought before a court of justice, but shall be referred to and resolved finally and binding by a court of arbitration.

11.2
The court of arbitration shall consist of three members. Navision and Microsoft shall each appoint a member no later than three weeks after one of the Parties has requested arbitration by presentation of a written complaint. The two members appointed by the Parties shall jointly appoint the president of the court of arbitration. If a Party fails to appoint a member within the time stated, or if the two members appointed by the Parties are unable to reach agreement regarding appointment of a president of the court of arbitration, the remaining member or the president, respectively, will be appointed by the President of the Maritime and Commercial Court of Copenhagen.

11.3
The rules of procedure for the court of arbitration shall be laid down subject to requisite modifications in conformity with the rules regarding Danish High Court cases set forth in the Danish Administration of Justice Act. The court of arbitration is to attend to the case being expedited to the maximum extent, and the court of arbitration may not, unless under special circumstances when the situation calls for it, allow any of the Parties longer than eight weeks to prepare each pleading. In case a Party disregards a stipulated deadline without the consent of the court, the Party in question has lost its right of replication, unless the court may decide otherwise. When the case has been set down for judgement by the court of arbitration, the court is obliged to rule within eight weeks.

11.4
In connection with the court of arbitration’s stipulation of which Party shall pay the costs of the action, the court shall consider whether proceedings have been instituted on a fair and reasonable basis.

11.5	The place of arbitration shall be Copenhagen, Denmark.

11.6	The language of the arbitration shall be English.

This Agreement is signed on 7 May 2002 in two counterparts of which Navision and Microsoft have each obtained one.

NAVISION a/s:

By:	/S/ WALDEMAR SCHMIDT	/S/ ERIK DAMGAARD	/S/ TORBEN WIND
	Waldemar Schmidt Chairman of the Board	Erik Damgaard Member of the Board	Torben Wind Member of the Board

MICROSOFT:

By:	/S/ RICHARD P. EMERSON	/S/ JOHN CONNORS	/S/ JEFFREY S. RAIKES
	Richard P. Emerson Senior Vice President Corporate Development and Strategy	John Connors Senior Vice President Finance & Administration	Jeffrey S. Raikes Group Vice President Productivity and Business Services

SCHEDULE 2

1	Definitions

Capitalized terms used in the Agreement or its schedules and not elsewhere defined shall have the respective meanings set forth below:

1.1	“Business Day” shall mean any day except a Saturday, Sunday or other day which is either a public holiday in Denmark or a day on which the US Securities and Exchange Commission is closed.

1.2	“Closing Date” shall have the meaning given to it in Clause 2.3 of this Schedule 2.

1.3	“Danish Companies Act” shall mean the Danish Public Companies Act (Consolidation Act), No. 9 of 9 January 2002.

1.4
“Governmental Entity” shall mean all relevant jurisdictions and the government and any ministry, department, political subdivision, instrumentality, court, judicial or administrative body, agency, corporation or commission under the direct or indirect control of such country or any subdivision or jurisdiction therein and the Copenhagen Stock Exchange A/S.

1.5
“Material Adverse Effect” shall mean any change, effect, condition, event or circumstance that is materially adverse to the business, financial conditions or results of operations or prospects of Navision and its Subsidiaries, taken as a whole, with the exception of adverse effects on Navision’s partner channel or license revenues substantially attributable to the initial public announcement of this transaction following the execution of this Agreement.

1.6	“Microsoft Shares” shall mean the shares of common stock, par value USD 0,0000125 per share of Microsoft.

1.7	“Minimum Condition” shall have the meaning given to it in Clause 2.2 of this Schedule 2.

1.8	“Navision Shares” shall mean the shares of common stock, nominal value DKK 1 per share, of Navision.

1.9
“Offer” shall mean Microsoft’s public offer to acquire the entire Share Capital of Navision as described in the Offer Document. The term “Offer” will also include any replacement or new offer made by Microsoft and commenced within two weeks after the termination of the initial or any previous offer for Navision Shares made for by Microsoft, provided that the replacement or new offer is at financial terms at least as favourable as the Initial Offer. In the event of a replacement or new offer, the Offer Expiration Date will be adjusted as appropriate to reflect the expiration date of the replacement or new offer (as it may be extended under the terms of the replacement or new offer).

1.10	“Offer Conditions” shall have the meaning given to it in Clause 2.2 of this Schedule 2.

1.11
“Offer Document” shall mean any Offer document or amendment thereto to be issued by Microsoft in accordance with Order No. 827 in connection with the Offer; the initial Offer Document in the English language is attached hereto as Schedule 6.

1.12	“Offer Expiration Date” shall have the meaning given to it in Clause 2.3 of this Schedule 2.

1.13	“Restraints” shall have the meaning given to it in Clause 3.1.5 of this Schedule 2.

2	Offer

2.1
As set out in Clause 1.1 of the Agreement, Microsoft shall issue the Offer to the holders of Navision Shares, at each holder’s election, to either (i) sell their Navision Shares to Microsoft for cash of DKK 300 per share or (ii) exchange Navision Shares for Microsoft Shares as described in the Offer Document.

2.2
The obligation of Microsoft to acquire the Navision Shares tendered pursuant to the Offer shall be subject only to the Agreement not having been terminated pursuant to Clause 4 of this Schedule 2 and to the satisfaction or waiver (if permissible under the Agreement and applicable law) of the Minimum Condition and the conditions set forth in Clause 3 of this Schedule 2 (collectively, the “Offer Conditions”). The Minimum Condition is the Offer condition that such number of Navision Shares which in the aggregate represent more than 90% of the Share Capital shall have been validly tendered, not withdrawn, and available for purchase or exchange immediately prior to the Closing Date. Share Capital includes (i) all issued and outstanding Navision Shares, (ii) any Navision Shares to be issued by reason of the exercise on or before the Closing Date of any option or warrant to subscribe to Navision Shares, and excludes (iii) all Navision Shares owned by Navision and not tendered. The Offer shall not be amended without the written consent of Navision, except that Microsoft, in each case without the prior written consent of Navision, may (i) increase the consideration to be paid by Microsoft in the Offer, (ii) waive the Offer Conditions, (iii) extend the Offer pursuant to Clause 2.3 below, and (iv) replace the Offer with a new or replacement Offer, as long as the financial terms are at least as favourable as the terms of the initial Offer. If Microsoft waives the Minimum Condition, Microsoft may only do so after 3 July 2002.

2.3
The expiration date of the Offer shall initially be 5 July 2002 (such date, as it may be extended as provided herein, the “Offer Expiration Date”). The Offer may be extended by Microsoft from time to time thereafter until the earliest of (i) the maximum period permitted under Order No. 827 or as otherwise required by the Order No. 827, (ii) the close of business (Copenhagen Time) on the day on which Microsoft has publicly announced that all of the Offer Conditions shall have been satisfied or that they have been duly waived and (iii) such time as the Agreement is terminated in accordance with Clause 4 of this Schedule. Subject to the terms and conditions of the Offer, at three Business Days following the Offer Expiration Date, and provided all conditions including the Offer Conditions for the Offer have been fulfilled or waived on such date, Microsoft shall accept for exchange and shall purchase or exchange all Navision Shares validly tendered and not withdrawn and shall effect the purchase or exchange in accordance with applicable law (the earliest date that Microsoft shall accept Navision Shares for purchase/exchange being herein referred to as the “Closing Date”).

2.4
No fractional Microsoft Shares will be issued and such fractional interest shall not entitle the owner thereof to vote or to any rights as a security holder of Microsoft Shares. In lieu of any such fractional shares, each Navision shareholder otherwise entitled to a fraction of a Microsoft Share will be entitled to receive a cash payment as reasonably calculated by Microsoft representing the value of such fractional Microsoft Share such Navision shareholder would be entitled to if such shareholder had accepted the cash Offer for such Navision Shares entitling to a fractional Microsoft Share.

2.5
The Offer shall be conducted in accordance with Danish and other applicable laws and regulations, and the Offer shall be made by means of the Offer Document prepared in accordance with the relevant provisions of Danish law. The Offer Document shall be accompanied by the recommendation of the Board of Directors of Navision that holders of Navision Shares accept the Offer and tender their Navision Shares into the Offer.

3	Conditions to the Offer

3.1	Conditions to Completion

3.1.1	The obligation of Microsoft to complete the Offer is subject to the satisfaction (or waiver by Microsoft) on or prior to the Closing Date of the following conditions:

3.1.2	The Minimum Condition, cf. Clause 2.2 of Schedule 2

3.1.3
Approvals under competition, merger control or similar law applicable to the Offer shall have been obtained, in each case without imposing conditions or obligations on Microsoft or Navision, or such approval shall have been deemed to have been granted.

3.1.4
All consents, approvals and actions of, filings with and notices to any Governmental Entity, and any third party required of Microsoft and Navision to consummate the transactions contemplated hereby, shall have been obtained or made, all in form and substance reasonable satisfactory to Microsoft.

3.1.5
No judgment, order, law, rule or regulation, entered, enacted, enforced or issued by any Governmental Entity or other legal restraint or prohibition (collectively “Restraints”) shall be in effect preventing the consummation of the Offer; provided that each of the Parties shall have used its reasonable best efforts to prevent the entry, enactment, enforcement or issuance of any such Restraints and to appeal as promptly as possible any such Restraints that my be entered.

3.1.6
The representations of Navision set forth in Schedule 4 shall be true and correct in all material respects both when made and at and as of the Closing Date, as if made at and as of such time (or, in the case of any representation made as of a specific date, as of such date).

3.1.7	Navision shall, in all material respects, have performed and complied with all obligations required to be performed or complied with by it under the Agreement at or prior to the Closing Date.

3.1.8	At any time after the date of the Agreement there shall not have occurred and be continuing any Material Adverse Effect on Navision.

3.1.9	The Offer shall not have been terminated in accordance with Clause 4 of this Schedule.

3.1.10
The Navision Group shall have through the Closing Date maintained and not terminated employment of at least 80 per cent of its research & development and sales employees and at least 75 per cent of its other employees who were employed at the date of this Agreement.

3.1.11	Microsoft shall have been furnished with an opinion from Navision’s legal counsel dated as of the date hereof to the effect that:

(i)	Navision is a corporation duly organised and validly existing under the laws of Denmark;

(ii)	Navision has full corporate power to enter into this Agreement and to consummate the transactions contemplated herein; and

(iii)
this Agreement has been duly authorised, executed and delivered by Navision, and is a valid and binding obligation of Navision in accordance with its terms, subject to enforcement in bankruptcy and limitations on equitable remedies.

3.2	Conditions to Commencement

3.2.1
The obligation of Microsoft to commence the Offer shall be subject to (i) the satisfaction or waiver of conditions 3.1.5, 3.1.6, 3.1.7, 3.1.8, and 3.1.11 (ii) the Board of Directors of Navision having unanimously decided to recommend the Offer to the shareholders of Navision and such recommendation having been maintained and not modified in any negative way and (iii) the approval of the Offer Document by the Copenhagen Stock Exchange.

3.3	Waiver of Conditions

3.3.1	Microsoft may waive all conditions under Clause 3 of this Schedule 2 without consent.

3.4	Frustration of Offer Conditions

Neither Party may rely on the failure of any condition set forth in Clause 3.1 of this Schedule to be satisfied if such failure was caused by such Party’s failure to exercise reasonable best efforts to consummate the Offer and the other transactions contemplated by the Agreement.

4	Termination

4.1	The Agreement may be terminated at any time prior to the Closing Date:

4.1.1	By mutual written consent of Navision and Microsoft:

4.1.2	By Microsoft or Navision if the Closing Date shall not have occurred on or before 30 November 2002;

4.1.3
By Microsoft, if Navision shall have breached or failed to perform in any material respect any of its representations, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Clause 3, and (ii) is incapable of being cured by Navision or is not cured within 15 days after delivery to Navision of written notice thereof;

4.1.4	By Microsoft, following Microsoft’s receipt of written notice advising Microsoft that the Board of Directors of Navision has received and disclosed to holders of Navision Shares a Superior Proposal;

4.1.5	By Microsoft, if at any time after the date of the Agreement there shall have occurred any Material Adverse Effect on Navision;

4.1.6
By Navision, if Microsoft shall not have performed and complied in any material respect with all obligations required to be performed or complied with by it under the Agreement, and such failure is incapable of being cured by Microsoft or is not cured within 15 days after delivery to Microsoft of written notice thereof; or

4.1.7	By Microsoft, if the Conditional Share Purchase Agreement is terminated by Microsoft under Clause 18.1 of that agreement.

4.2	Effect of Termination

In the event of termination of the Agreement by either Microsoft or Navision as provided in Clause 4.1, written notice thereof shall be given promptly to the other Party and the Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Microsoft or

Navision, except (i) to the extent that such termination results from the wilful and material breach by a Party of its representations, covenants or agreements set forth in the Agreement, and (ii) if the Agreement is terminated by Microsoft solely because the condition set out in Clause 3.1.3 of Schedule 2 shall not be fulfilled, in which case Microsoft shall pay to Navision the sum of USD 5,000,000 (but there shall be no obligation to pay if the failure of the condition in Clause 3.1.3 is caused by the deliberate fault of Navision and/or the Subsidiaries). Microsoft shall be entitled to terminate and withdraw the Offer if one or more of the Offer Conditions are not satisfied by the Closing Date or if the Agreement is terminated under Clause 4 of this Schedule.

4.3	Governing Law

4.3.1
The Offer and the Offer Document shall be governed by and construed in accordance with the laws of the Kingdom of Denmark, without regard to the principles of conflicts of laws thereof, if such principles would result in the Offer and the Offer Document being governed by other laws than Danish laws.

SCHEDULE 4

Representations	(in Danish: “Erklæringer”) by Navision:

1.
Each of Navision and the Subsidiaries (the “Navision Group”) are duly incorporated, organised, validly existing and are in all material respects carrying out their respective business in accordance with the laws of the relevant jurisdiction. Navision, its Subsidiaries and their respective employees hold all material permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Entities which are required for the operation of the businesses of Navision and its Subsidiaries as currently conducted.

2.
Navision or its Subsidiaries are the sole, legal and beneficial owner of the percentage of shares of each of the Subsidiaries as set forth in the Disclosure Letter and the shares of the Subsidiaries are validly issued and free and clear of all liens, charges, warrants, claims or commitments of any kind including but not limited to any options or pre-emptive rights granted to a third party for the purchase of the shares of the Subsidiaries.

3.	The Articles of Association of Navision and each of the Subsidiaries are complete and correct as approved by its shareholders.

4.	The Disclosure Letter sets forth as of the date of this Agreement:

(a)	the number of Navision shares for issuance in accordance with Navision’s Articles of Association;

(b)	the number of shares of Navision which are issued and outstanding;

(c)	the number of shares in Navision which are owned by Navision; and

(d)	the aggregate number of shares subject to employee or non-employee stock options, warrants or other rights to purchase, subscribe to or receive shares in Navision.

Except as set forth above, there are as of the date of this Agreement no authorized, issued or outstanding

(i)	shares or voting securities of Navision;

(ii)	securities or rights or obligations of Navision convertible into or exchangeable for shares or voting securities in Navision;

(iii)
warrants, call options or other rights to acquire from or subscribe to Navision or any of its Subsidiaries, or any obligation of Navision or any of its Subsidiaries to issue, any shares or voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of Navision; and

(iv)
there are no outstanding obligations of Navision to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.

All of the outstanding shares of Navision have been validly issued and are fully paid, non-assessable and free of pre-emptive rights.

5.1
Navision has since the merger between Navision and Damgaard A/S (the “Merger”) and Navision and Damgaard A/S have each before the Merger submitted to the Copenhagen Stock Exchange A/S all notifications, accounts, reports and documents required to be submitted or filed by it pursuant to Danish laws and regulations and the regulations of the Copenhagen Stock Exchange A/S as of their respective published dates, complied in all material respects with all applicable requirements of Danish law and the regulations of the Copenhagen Stock Exchange A/S, (all such notifications, accounts, reports and documents that have been filed up and until the date hereof are referred to as the “Pre-Agreement Submissions”). None of the Pre-Agreement Submissions, as of the respective dates on which they were submitted to the relevant Danish authorities or Copenhagen Stock Exchange A/S contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

5.2
Except as disclosed in the Pre-Agreement Submissions and except as contemplated by this Agreement, since 30 June 2001 Navision and its Subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice and there has not been:

5.2.1	Any Material Adverse Effect;

5.2.2
Any material change in the method of accounting or accounting practise of Navision and its Subsidiaries, other than changes required by applicable accounting rules and regulations or as set forth in the relevant Audited Financial Statements (as defined in Clause 16 hereof) of Navision;

5.2.3
Any direct or indirect redemption, purchase or other acquisition of any shares by Navision or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) in respect of such shares; or

5.2.4
Any issuance of shares of capital stock other than pursuant to (i) currently outstanding stock options or other similar stock based employee benefit awards and (ii) currently outstanding convertible or exchangeable securities or warrants.

6.1
Navision has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery and performance of this Agreement by Navision and the consummation by Navision of the transactions contemplated hereby have been duly authorised by the Board of Directors of Navision and no other corporate action on the part of Navision is necessary to authorise this Agreement or the transactions contemplated hereby.

6.2
Except as set out in this Agreement and except where the failure to make any filing with, or to obtain any permit, authorisation, consent or approval of, any Governmental Entity would not prevent or materially delay the consummation of the transactions contemplated hereby or otherwise prevent Navision from performing in all material respect its obligations under this Agreement, no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is to Navision’s knowledge after due investigation necessary for the execution, delivery and performance of this Agreement by Navision and the consummation by Navision of the transactions contemplated hereby.

6.3
Neither the execution, delivery or performance of this Agreement by Navision nor the consummation by Navision of the transactions contemplated hereby, will (i) violate or conflict with any provision of the Articles of Association or by-laws or other similar governing documents of Navision, (ii) to Navision’s knowledge after due investigation result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default or give rise to any right of termination, cancellation, vesting, payment, acceleration, suspension or revocation under any of the provisions of any material note or bond, any mortgage, deed of trust, security interest, indenture, license, contract, or agreement (other than minor housekeeping matters), plan or other instrument or obligation to which Navision or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, (iii) to Navision’s knowledge after due investigation violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to Navision or its Subsidiaries or any of their respective properties or assets, (iv) to Navision’s knowledge after due investigation result in the creation or imposition of any encumbrance on any asset of Navision or any of its Subsidiaries, or (v) to Navision’s knowledge after due investigation cause the suspension or revocation of any permit, license, governmental authorization, consent or approval necessary for Navision or any of its Subsidiaries to conduct its business as currently conducted.

7.
Navision and the Subsidiaries each have unrestricted title to all properties (real estate) and assets which according to the books of Navision and the Subsidiaries belong to the Navision Group, subject, however, to normal liens, encumbrances, mortgages and other security interests which appear in public registers or are provided for in the Audited Financial Statements as defined in Clause 16 hereof and as undertaken in the ordinary course of business.

8.
No registered managers (persons registered as managers with the Danish Commerce and Companies Agency and the equivalent authorities in any relevant jurisdiction) have been granted any rights or privileges other than as provided for in their respective service agreements and their current remuneration and other direct economic benefits are described in their service agreements.

9.
Within the last five years, Navision has not made or agreed to make any payment to or provided or agreed to provide any benefit for any present or former shareholder, director or manager of Navision other than in connection with business transactions in the ordinary course of business conducted on an arm’s length basis.

10.
All required tax returns including reports concerning VAT and other public duties have been filed with the appropriate authorities in Denmark and all taxes and duties due and payable have been paid (whether or not reported on tax returns) and there are no pending disputes with or investigations initiated by the Danish tax authorities, which Navision has been informed of, or to the knowledge of Navision other relevant public authorities in any other country.

11.
Save for tax incurred by Navision and the Subsidiaries in the ordinary course of business, Navision or the Subsidiaries do not have any liability for tax whether present or, to the knowledge of Navision after due investigation, contingent.

12.
Navision has not entered into or been a party to or otherwise been involved in any schemes or arrangements designed wholly or partly for the purpose of avoiding tax in a manner that would violate applicable laws or regulations.

13.
In all material respects the Navision Group conducts and has conducted its businesses in accordance with all applicable laws and regulations of Denmark and the European Union and such other countries where the Navision Group has conducted business and/or sold its products and in compliance with its obligations under contracts, agreements and undertakings with third parties. The products manufactured by the Navision Group have been and are in all material respects being produced, marketed and sold in compliance with relevant statutory laws and regulations of those countries where the Navision Group is producing, marketing or selling the products.

14.1
As of the date hereof, there are no claims, actions, suits, proceedings or investigations pending (which Navision has been informed of) or threatened against Navision or any of its Subsidiaries or any of their respective assets before any Governmental Entity, court or arbitration tribunal. Neither Navision nor any of its Subsidiaries is to Navision’s knowledge after due investigation subject to any outstanding order, writ, injunction or decree.

14.2
The Navision Intellectual Property consists solely of items and rights that are either (i) owned by Navision, (ii) in the public domain, or (iii) rightfully used or authorised for use by Navision or its Subsidiaries pursuant to a valid agreement. Navision or its Subsidiaries has all rights in Navision Intellectual Property necessary to carry out Navision’s current and anticipated future activities. The “Navision Intellectual Property” means and includes all patents, trade marks, trade names, trade secrets, service marks, domain names, copyrights, applications and registration for any of the foregoing, know how, technology, moral rights, computer software programs and applications both in source and object code form owned by Navision or its Subsidiaries, goodwill, records, files, all other tangible or intangible proprietary information and materials owned by Navision or its Subsidiaries and all licenses and rights otherwise held by Navision in any third party product, intellectual property and proprietary or personnel rights including without limitation the type of intellectual property described above that is being used and/or has been used or currently is under development for use in the business of Navision or its Subsidiaries as it has been, is currently or is currently anticipated to be conducted.

14.3
Navision has obtained all authorisations including public licenses permissions and consents required for the carrying on of the business as it is presently conducted and such authorisations, permissions and consents are in full force and effect and there are no circumstances which indicate that any of such authorisations permissions or consents are likely to be revoked or not renewed.

14.4
To Navision’s knowledge, after due investigation Navision and its Subsidiaries neither are nor will be as a result of the execution or delivery of this Agreement or performance of Navision’s obligations hereunder in violation of any licenses, sub-licenses or any other agreements relating to the Navision Intellectual Property.

14.5
The use, reproduction, marketing, sale, distribution or exercise of rights in any of the Navision Intellectual Property owned by Navision or its Subsidiaries does not to the knowledge of Navision after due investigation infringe any copyright or other rights of any third party. No claims challenging the validity or ownership of the Navision Intellectual Property owned by Navision or its Subsidiaries, or the use, sale or distribution of the Navision Intellectual Property have been asserted or to the knowledge of Navision, after due investigation, threatened by any person, other than in the ordinary course of business, and no such claims has or will have a Material Adverse Effect. All granted and issued patents and registered intellectual property rights are valid and enforceable. To the knowledge of Navision there is no unauthorised use or infringements of any Navision Intellectual Property by any third party, other than in the ordinary course of business, no such unauthorised use or infringements having a Material Adverse Effect.

14.6
All Navision Intellectual Property created by the employees of Navision within the scope of employment by Navision is by the operation of law or contract owned by Navision. In this respect Navision has secured from all such employees valid and enforceable written assignment or licenses for any such work or otherwise. Navision has secured proper and necessary assignments of ownership by contractors/consultants having performed work for the Navision Group.

14.7
Neither Navision nor its Subsidiaries have granted to any other party any exclusive licensing, distributorship or agency or any other exclusive rights of whatsoever kind to produce, market and/or sell the products manufactured by Navision or its Subsidiaries.

15.
Navision has no knowledge after due investigation of any circumstances that might cause any contract party to terminate or otherwise alter any existing contract as a result of the completion of the Offer and the contemplated change of control with regard to the ownership of Navision.

16.
The audited consolidated financial statements of Navision Group as of 30 June 2000 and 30 June 2001 (the “Audited Financial Statements”), have been prepared in accordance with applicable laws and with Danish generally accepted accounting principles, consistently applied, with respect to the preparation of annual accounts, give a true and fair picture and such insight into the financial position of Navision and the Subsidiaries that a reasonable judgement can be made regarding the assets, liabilities and results and also regarding the solvency and liquidity of Navision and the Subsidiaries as of such reference dates, and present in so far as they concern the balance sheet, correctly and fairly the financial position of Navision and the Subsidiaries, the nature and amount of the assets, liabilities and shareholders equity as of such reference dates and present in so far as they concern the profit and loss accounts with notes, correctly and fairly the results of Navision and the Subsidiaries for the relevant financial period up to such reference dates.

17.
The un-audited financial statements of the Navision Group as of 31 December 2000 and 31 December 2001 (the “Un-audited Financial Statements”) have been prepared in accordance with applicable laws and give a true and fair picture and such insight into the financial position of Navision and the Subsidiaries that a reasonable judgement can be made regarding the assets, liabilities and results and also regarding the solvency and liquidity of the Navision Group as of such reference dates and present in so far as they concern the balance sheet correctly and fairly the financial position of the Navision Group in the nature and the amount of the assets, liabilities and shareholders equity as of such reference dates and present in so far as they concern the profit and loss account correctly and fairly the results of the Navision Group for the relevant financial period up to such reference dates.

18.
There are no liabilities of Navision or any of its Subsidiaries of any kind whatsoever, whether or not accrued and whether or not contingent or absolute, determined or determinable, that are material to Navision and its Subsidiaries taken as a whole, other than (a) liabilities disclosed or provided for in the Audited Financial Statements or the Un-audited Financial Statements, (b) liabilities incurred on behalf of Navision in connection with this Agreement and the transactions contemplated hereby, (c) liabilities not required to be disclosed under applicable accounting rules and regulations and (d) liabilities incurred in the ordinary course of business consistent with past practice.

19.	Since 30 June 2001:

(i)	There have been no changes in the condition, financial or otherwise, of Navision or the Subsidiaries, which have had a Material Adverse Effect on Navision;

(ii)
Navision has not entered into any transaction or incurred any liability or obligation which individually or in the aggregate was material to its business other than transactions concluded and/or liabilities incurred in the ordinary course of business of Navision;

(iii)
The Navision Group has not incurred, assumed or guaranteed any indebtedness for borrowed money other than in the ordinary course of business and in amounts not exceeding DKK 1 million per transaction or DKK 5 million in the Aggregate; and

(iv)
There has been no damage, destruction or other casualty loss (whether or not covered by insurance) affecting the Business or assets of the Navision Group which would reasonably be expected to have a Material Adverse Effect on the Navision Group.

20.
None of the information provided or to be provided by Navision specifically for inclusion or incorporation by reference in the Offer Document will on the date the Offer Document is first distributed to Navision shareholders, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

21.
Navision has received the opinions of Nordea Securities and Schroder Salomon Smith Barney, dated the date of this Agreement, to the effect that, as of such date, the consideration to be received by the shareholders in accordance with the Offer as described in the Offer Document, Schedule 6 is fair from a financial point of view to the holders of shares of Navision.

Schedule 5: Navision Group Chart

Navision a/s
Headquarters
Navision Australasia Pty. Ltd.
Australia
100%
Navision Österreich GmbH
Austria
100%
Navision Belgium N.V.
Belgium
100%
Navision Canada Inc.
Canada
100%
Navision Ceská republika s.r.o.
Czech Republic
100%
Navision Danmark a/s
Denmark
100%
Navision France SA
France
100%
PC & C Vertiebs GmbH
Germany
100%
Navision Hungary Szoftver Szerviz Korlátolt Felelósségú Tásaság
Hungary
100%
Navision Italia S.p.a.
Italy
65%
Navision Norge ASA
Norway
100%
Navision Nederland BV.
the Netherlands
100%
Navision Portugal SA
Portugal
100%*
Navision SEA Pte. Ltd.
Singapore
100%
Navision South Africa (Pty) Ltd.
South Africa
100%
Navision Españia SL
Spain
100%
Navision Malaysia
Malaysia
Branch Office
100%
Navision Svenska AB
Sweden
100%
Damgaard AG
Switzerland
100%
Navision UK Ltd.
United Kingdom
100%
Navision US Inc.
United States
100%
DS 2001 A/S
51%
UAB Axapta
Lithuania
100%
Navision Iletisim Hizmetleri Ltd. Sti.
Turkey
100%
Navision Software CIS LLC
Russia
100%
Navision Software Polska Sp.zo.o
Poland
100%
UAB Axapta Eesti filial
Estonia
100%
UAB Axapta Latvian Branch
Latvia
100%